Exhibit 99.4

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2013

This management’s discussion and analysis (“MD&A”) of financial conditions and results of operations should be read in conjunction with the unaudited interim condensed consolidated financial statements of Penn West Petroleum Ltd. (“Penn West”, “we”, “us”, “our”, the “Company”) for the three months and nine months ended September 30, 2013 and the audited consolidated financial statements and MD&A for the year ended December 31, 2012. The date of this MD&A is November 5, 2013. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Please refer to our cautionary notes relating to forward-looking statements at the end of this MD&A. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Certain financial measures including funds flow, funds flow per share-basic, funds flow per share-diluted, netback, gross revenues and sustainability ratio included in this MD&A do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess our ability to fund dividend and planned capital programs. See below for reconciliations of funds flow to its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating costs, transportation and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Results of Operations – Netbacks” below for a calculation of our netbacks. Gross revenue is total revenues including realized risk management gains and losses and is used to assess the cash realizations on commodity sales. Sustainability ratio is a comparison of a company’s cash outflows (capital investment and dividends) to its cash inflows (funds flow) and is used by the Company to assess the appropriateness of its dividend levels and the long-term ability to fund its development plans.

Calculation of Funds Flow

(millions, except per share amounts)	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Cash flow from operating activities	$255	$238	$710	$752
Change in non-cash working capital	13	85	78	141
Decommissioning expenditures	25	21	50	60

Funds flow	$293	$344	$838	$953

Basic per share	$0.60	$0.72	$1.73	$2.01
Diluted per share	$0.60	$0.72	$1.73	$2.01

PENN WEST THIRD QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 1

Third Quarter Highlights

•	Production in the third quarter of 2013 averaged 133,712 boe per day compared to 160,339 boe per day in the third quarter of 2012. The decline in production is mainly due to asset dispositions completed in 2012, the weighting of our capital program to the first half of 2013, planned maintenance in the period and our decision not to restore production shut-in due to mechanical issues as a result of marginal economic returns.

•	Exploration and development capital expenditures for the third quarter of 2013 totalled $69 million (2012 – $415 million).

•	Netbacks were $33.45 per boe compared to $28.28 per boe in the third quarter of 2012. The increase from the comparable quarter was primarily due to higher crude oil prices and narrower Canadian light-oil pricing differentials which resulted in higher commodity price realizations.

•	Funds flow for the third quarter of 2013 was $293 million compared to $344 million in the comparative period of 2012. The decrease in funds flow was due to $66 million included in the comparable quarter in 2012 on the rearrangement of our 2013 oil collar position and the monetization of our foreign exchange contracts. Absent these items, funds flow in the quarter was higher in 2013 compared to 2012, despite the decrease in production volumes.

•	Net income was $27 million in the third quarter of 2013 compared to a net loss of $67 million in the third quarter of 2012. The increase was the result of lower unrealized risk management losses and a reduction in operating costs, which were partially offset by restructuring costs during the period related to staff reductions.

2013 First Nine Month Highlights

•	Production in the first nine months of 2013 was on plan averaging 138,833 boe per day compared to 163,635 boe per day in the comparable period in 2012. The decline in production was primarily due to asset dispositions completed in 2012.

•	Exploration and development capital expenditures for the first nine months of 2013 totalled $608 million (2012 –$1,404 million).

•	We drilled 150 net wells (2012 – 251 net wells), excluding stratigraphic and service wells, in the first nine months.

•	Netbacks were $30.58 per boe compared to $26.49 per boe in the first nine months of 2012. Our higher netbacks in 2013 were due to an increase in crude oil prices, narrower light-oil pricing differentials and lower operating costs.

•	Funds flow for the first nine months of 2013 was $838 million compared to $953 million in the comparative period of 2012. The decline in funds flow from the comparative period is attributed to lower production volumes resulting from asset dispositions in late 2012 and the monetization of crude oil collars and foreign exchange contracts in 2012. These were partially offset by higher crude oil and natural gas price realizations in 2013 compared to 2012.

•	Net loss was $110 million in the first nine months of 2013 compared to net income of $227 million in the comparable period of 2012. The decline in net income was largely due to lower revenues from lower production volumes as significant dispositions were closed in late 2012, higher disposition activity in 2012 which resulted in gains on dispositions and unrealized risk management gains in the comparative period.

PENN WEST THIRD QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 2

Quarterly Financial Summary

(millions, except per share and production amounts) (unaudited)

Three months ended	Sep. 30 2013	June 30 2013	Mar. 31 2013	Dec. 31 2012	Sep. 30 2012	June 30 2012	Mar. 31 2012	Dec. 31 2011
Gross revenues (1)	$773	$745	$704	$799	$840	$774	$870	$979
Funds flow	293	278	267	295	344	272	337	437
Basic per share	0.60	0.57	0.55	0.62	0.72	0.57	0.71	0.93
Diluted per share	0.60	0.57	0.55	0.62	0.72	0.57	0.71	0.93
Net income (loss)	27	(40)	(97)	(53)	(67)	235	59	(62)
Basic per share	0.06	(0.08)	(0.20)	(0.11)	(0.14)	0.50	0.12	(0.13)
Diluted per share	0.06	(0.08)	(0.20)	(0.11)	(0.14)	0.50	0.12	(0.13)
Dividends declared	68	131	130	129	129	128	128	127
Per share	$0.14	$0.27	$0.27	$0.27	$0.27	$0.27	$0.27	$0.27
Production
Liquids (bbls/d) (2)	84,460	88,146	89,250	99,071	105,588	104,758	107,199	108,071
Natural gas (mmcf/d)	296	312	321	329	329	351	361	364

Total (boe/d)	133,712	140,083	142,804	153,931	160,339	163,181	167,420	168,801

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Includes crude oil and natural gas liquids.

Business Strategy

The Special Committee of the Board of Directors recently completed its review of our strategic alternatives. After extensive analysis, the Committee and its advisors concluded that the Company’s long-term plan to de-lever the balance sheet, continue operational and cost control improvements and focus on light-oil development integrated with waterflood programs concentrated in our Cardium, Slave Point and Viking plays is the best current strategy to maximize shareholder value. Our long-term plan aims to deliver to shareholders compound annual growth in oil production and funds flow subsequent to a de-levering period and provide shareholders a return through a sustainable dividend. The Board carefully considered the recommendations of the Special Committee and senior management and strongly endorsed the long-term plan.

We are planning $1.5 to $2 billion of non-core asset sales to reset our balance sheet, after which time we will target sustainability ratios, which is capital investment plus net dividends divided by funds flow, of approximately 110 percent. We currently have approximately $485 million of asset dispositions under this program at various stages of completion all of which, subject to customary regulatory and other closing conditions, we expect to close during the fourth quarter of 2013.

Business Environment

The following table outlines quarterly averages for benchmark prices and our realized prices for the previous five quarters.

	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012
Benchmark prices
WTI crude oil (US$/bbl)	$105.80	$94.23	$94.34	$88.20	$92.19
Edm mixed sweet par price (CAD$/bbl)	104.69	92.58	88.17	83.96	84.26
AECO Monthly Index (CAD$/mcf)	2.67	3.59	3.08	3.06	2.19

Penn West average sales price (1)
Light oil and NGL (per bbl)	92.42	82.65	80.23	75.91	73.28
Heavy oil (per bbl)	84.02	67.10	50.78	59.85	60.30
Total liquids (per bbl)	90.88	79.89	74.84	73.18	71.16
Natural gas (per mcf)	2.83	3.70	3.18	3.28	2.29

Benchmark differentials
WTI – Edm Light Sweet ($US/bbl)	(4.80)	(3.60)	(7.11)	(3.46)	(7.21)
WTI – WCS Heavy ($US/bbl)	$(17.47)	$(19.13)	$(31.82)	$(18.21)	$(21.81)

(1)	Excludes the impact of realized hedging gains or losses.

PENN WEST THIRD QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 3

Crude Oil

In the third quarter of 2013, supply concerns re-emerged in global crude oil markets due to increased tension in the Middle East and Africa. This tension resulted in production losses in these regions, notably in Iran where over one million barrels per day continues to be off the market due to international sanctions. Social unrest in Libya and increased violence in Iraq also contributed to significant production disruptions during the quarter. At its peak in the third quarter, it was estimated that nearly three million barrels per day of production was off-line, causing Saudi Arabia to produce at levels near its capacity and drawing on OPEC’s unutilized capacity.

Pipeline transport capacity from western Canada continues to be restricted resulting in volatile commodity price realizations for Canadian producers. New transport capacity between Cushing, Oklahoma and the U.S. Gulf coast led to lower Cushing inventories which helped strengthen WTI prices in relation to Brent prices during the third quarter. As a result, differentials on Canadian crude oil streams were relatively unchanged from the prior quarter at reasonably narrow levels. Subsequent to the third quarter, many refineries across North America began their fall turnaround season restricting crude transport out of western Canada and thus increasing differentials for the Canadian streams. As refineries complete their turnaround activities prior to winter, many analysts anticipate differentials for these Canadian streams to narrow. Access for Canadian crude into the U.S. Gulf should improve next year when Enbridge’s Flanagan South/Seaway expansion project comes on stream. We have made a long-term commitment to transport 35,000 barrels per day on this system.

Crude transport by rail continues to be an alternative for moving crude oil across North America; however, the volume of crude oil transported by rail out of western Canada is relatively modest compared to levels in the United States. This level is expected to change for 2014 as new facilities are anticipated to come on production in western Canada. As new pipelines are built, the economics associated with some rail transport activities may come under pressure and force cost reductions to avoid loss of market share. Due to reduced diluent costs, rail is expected to continue to be the preferred mode of transport for heavier Canadian crude oil blends. Investigation into the derailment at Lac Megantic continues, with no clear indication on potential regulatory changes resulting from this accident.

Currently, we have WTI collars on 55,000 barrels per day of our remaining 2013 crude oil production hedged between US$91.55 and US$104.42 per barrel. For 2014, we have 20,000 barrels per day of our crude oil production for the first half of the year swapped at WTI US$93.74 per barrel and an additional 10,000 barrels per day for the same period collared between WTI US$93.20 and WTI US$101.00 per barrel.

Natural Gas

U.S. natural gas inventory levels at the start of the summer injection season were approximately 800 bcf lower than the comparable period in 2012, however, by the end of summer, inventory levels were only 100 bcf lower. This increase in inventory levels was due to low demand for natural gas fired power generation through the summer months due to mild temperatures and U.S. natural gas production remaining relatively flat year-over-year during this period. Due to changes in TransCanada’s tolls for short-term and interruptible transportation services, Canadian gas prices declined more than U.S. prices, however; they have since recovered to levels of approximately $3.50 per mcf.

We currently have 175,000 mcf per day of our natural gas production hedged for the remainder of 2013 at an average price of $3.43 per mcf. Also, we have 140,000 mcf per day of our 2014 natural gas production hedged with 90,000 mcf per day swapped at $3.90 per mcf and 50,000 mcf per day collared between $3.41 and $4.17 per mcf.

PENN WEST THIRD QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 4

Average Sales Prices

	Three months ended September 30			Nine months ended September 30
	2013	2012	% change	2013	2012	% change
Light oil and liquids (per bbl)	$92.42	$73.28	26	$85.01	$77.55	10
Risk management gain (loss) (per bbl) (1)	(2.52)	5.55	(100)	(0.55)	0.16	(100)

Light oil and liquids net (per bbl)	89.90	78.83	14	84.46	77.71	9

Heavy oil (per bbl)	84.02	60.30	39	67.13	64.91	3

Natural gas (per mcf)	2.83	2.29	24	3.24	2.19	48
Risk management gain (per mcf) (1)	0.36	0.32	13	0.13	0.38	(66)

Natural gas net (per mcf)	3.19	2.61	22	3.37	2.57	31

Weighted average (per boe)	63.67	51.56	23	58.63	53.44	10
Risk management gain (loss) (per boe) (1)	(0.50)	3.72	(100)	0.01	0.90	(99)

Weighted average net (per boe)	$63.17	$55.28	14	$58.64	$54.34	8

(1)	Gross revenues include realized gains and losses on commodity contracts.

RESULTS OF OPERATIONS

Production

	Three months ended September 30			Nine months ended September 30
Daily production	2013	2012	% change	2013	2012	% change
Light oil and NGL (bbls/d)	68,977	88,375	(22)	71,451	88,314	(19)
Heavy oil (bbls/d)	15,483	17,213	(10)	15,817	17,534	(10)
Natural gas (mmcf/d)	296	329	(10)	309	347	(11)

Total production (boe/d)	133,712	160,339	(17)	138,833	163,635	(15)

The third quarter of 2013 and year-to-date 2013 production volumes were lower than the corresponding periods of 2012 due to asset dispositions completed in the fourth quarter of 2012. Production in the third quarter also reflects declines related to our capital profile which was weighted to the first half of the year, minor impacts from planned maintenance in the period and our decision to not restore production shut in due to mechanical issues as a result of marginal economic returns.

PENN WEST THIRD QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 5

Netbacks

	Three months ended September 30			Nine months ended September 30
	2013	2012	% change	2013	2012	% change
Light oil and NGL (1)
Production (bbls/day)	68,977	88,375	(22)	71,451	88,314	(19)
Operating netback ($/bbl):
Sales price	$92.42	$73.28	26	$85.01	$77.55	10
Risk management gain (loss) (2)	(2.52)	5.55	(100)	(0.55)	0.16	(100)
Royalties	(16.97)	(14.92)	14	(15.28)	(15.94)	(4)
Operating costs	(21.11)	(18.79)	12	(20.34)	(19.87)	2

Netback	$51.82	$45.12	15	$48.84	$41.90	17

Conventional heavy oil
Production (bbls/day)	15,483	17,213	(10)	15,817	17,534	(10)
Operating netback ($/bbl):
Sales price	$84.02	$60.30	39	$67.13	$64.91	3
Royalties	(13.10)	(8.76)	50	(10.07)	(9.13)	10
Operating costs	(19.21)	(19.22)	—	(19.43)	(19.36)	—
Transportation	(0.09)	(0.06)	50	(0.06)	(0.09)	(33)

Netback	$51.62	$32.26	60	$37.57	$36.33	3

Total liquids
Production (bbls/day)	84,460	105,588	(20)	87,268	105,848	(18)
Operating netback ($/bbl):
Sales price	$90.88	$71.16	28	$81.77	$75.46	8
Risk management gain (loss) (2)	(2.06)	4.65	(100)	(0.45)	0.13	(100)
Royalties	(16.26)	(13.91)	17	(14.33)	(14.81)	(3)
Operating costs	(20.76)	(18.86)	10	(20.17)	(19.79)	2
Transportation	(0.02)	(0.01)	100	(0.01)	(0.01)	—

Netback	$51.78	$43.03	20	$46.81	$40.98	14

Natural gas
Production (mmcf/day)	296	329	(10)	309	347	(11)
Operating netback ($/mcf):
Sales price	$2.83	$2.29	24	$3.24	$2.19	48
Risk management gain (2)	0.36	0.32	13	0.13	0.38	(66)
Royalties	(0.52)	(0.28)	86	(0.59)	(0.23)	100
Operating costs	(2.08)	(2.13)	(2)	(2.00)	(2.12)	(6)
Transportation	(0.26)	(0.23)	13	(0.26)	(0.23)	13

Netback	$0.33	$(0.03)	100	$0.52	$(0.01)	100

Combined totals
Production (boe/day)	133,712	160,339	(17)	138,833	163,635	(15)
Operating netback ($/boe):
Sales price	$63.67	$51.56	23	$58.63	$53.44	10
Risk management gain (loss) (2)	(0.50)	3.72	(100)	0.01	0.90	(99)
Royalties	(11.42)	(9.74)	17	(10.33)	(10.06)	3
Operating costs	(17.72)	(16.78)	6	(17.14)	(17.30)	(1)
Transportation	(0.58)	(0.48)	21	(0.59)	(0.49)	20

Netback	$33.45	$28.28	18	$30.58	$26.49	15

(1)	Excluded from the netback calculation is $1 million primarily related to sulphur sales and realized risk management losses on foreign exchange contracts.
(2)	Gross revenues include realized gains and losses on commodity contracts.

PENN WEST THIRD QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 6

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

	Three months ended September 30			Nine months ended September 30
(millions)	2013	2012	% change	2013	2012	% change
Light oil and NGL	$567	$665	(15)	$1,647	$1,928	(15)
Heavy oil	119	96	24	290	312	(7)
Natural gas	87	79	10	285	244	17

Gross revenues (1)	$773	$840	(8)	$2,222	$2,484	(11)

(1)	Gross revenues include realized gains and losses on commodity contracts and related foreign exchange.

On a year-to-date basis, revenues have declined from 2012 due to lower production volumes resulting from asset dispositions closed in 2012. This was partially offset by commodity price increases for both crude oil and natural gas and narrower Canadian light-oil pricing differentials compared to 2012. Comparing the third quarter of 2013 to the comparative period in 2012, the increases in heavy oil and natural gas revenues were related to higher commodity prices, which were partially offset by the effect of asset dispositions closed in 2012. Light oil and NGL revenues decreased on a quarterly basis primarily due to the asset dispositions we completed in 2012.

Reconciliation of Decrease in Production Revenues

(millions)
Gross revenues – January 1 – September 30, 2012	$2,484
Decrease in light oil and NGL production	(374)
Increase in light oil and NGL prices (including realized risk management)	93
Decrease in heavy oil production	(32)
Increase in heavy oil prices	10
Decrease in natural gas production	(27)
Increase in natural gas prices (including realized risk management)	68

Gross revenues – January 1 – September 30, 2013	$2,222

Royalties

	Three months ended September 30			Nine months ended September 30
	2013	2012	% change	2013	2012	% change
Royalties (millions)	$141	$143	(1)	$392	$451	(13)
Average royalty rate (1)	18%	18%	—	18%	19%	(1)
$/boe	$11.42	$9.74	17	$10.33	$10.06	3

(1)	Excludes effects of risk management activities.

On a year-to-date basis, royalty expense declined from 2012 as a result of lower production volumes from asset dispositions completed in 2012. On a quarter-over-quarter basis, royalties were comparable as lower production volumes, which led to a higher per boe figure, were substantially offset by higher commodity prices.

PENN WEST THIRD QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 7

Expenses

	Three months ended September 30			Nine months ended September 30
(millions)	2013	2012	% change	2013	2012	% change
Operating	$218	$248	(12)	$649	$776	(16)
Transportation	7	7	—	22	22	—
Financing	47	51	(8)	139	147	(5)
Share-based compensation	$6	$15	(60)	$30	$2	100

	Three months ended September 30			Nine months ended September 30
(per boe)	2013	2012	% change	2013	2012	% change
Operating	$17.72	$16.78	6	$17.14	$17.30	(1)
Transportation	0.58	0.48	21	0.59	0.49	20
Financing	3.83	3.45	11	3.66	3.28	12
Share-based compensation	$0.51	$0.97	(47)	$0.79	$0.04	100

Operating

Operating costs in the third quarter were impacted by planned maintenance activities and lower production resulting in higher operating costs per boe.

Operating costs for the third quarter of 2013 include a realized gain on electricity contracts of $3 million (2012 – $4 million) and for the first nine months of 2013 include a realized gain of $11 million (2012 – $3 million). For the first nine months of 2013, the average Alberta pool price was $90.84 per MWh (2012 – $59.48 per MWh). We currently have the following contracts in place that fix the price on our electricity consumption; in 2013 approximately 50 MW fixed at $55.20 per MWh, in 2014 approximately 80 MW fixed at $58.50 per MWh, in 2015 approximately 80 MW fixed at $56.69 per MWh and in 2016 approximately 25 MW fixed at $49.90 per MWh.

Financing

The Company has an unsecured, revolving syndicated bank facility with an aggregate borrowing limit of $3.0 billion. The facility expires on June 30, 2016 and is extendible. The credit facility contains provisions for standby fees on unutilized credit lines and stamping fees on bankers’ acceptances and LIBOR loans that vary depending on certain consolidated financial ratios. At September 30, 2013, approximately $2.0 billion was undrawn under this facility.

As at September 30, 2013, the Company had $2.0 billion (December 31, 2012 – $1.9 billion) of senior unsecured notes outstanding with the following information:

	September 30, 2013	December 31, 2012
Weighted average remaining life (years)	4.8	5.5
Weighted average interest rate (1)	6.1%	6.1%

(1)	Excludes the effect of cross currency swaps.

At September 30, 2013, we had $650 million of interest rate swaps outstanding at a weighted average fixed rate of 2.65 percent and an expiry date of January 2014. These swaps fix a portion of the interest rates under our bank facility.

PENN WEST THIRD QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 8

At September 30, 2013, we had the following senior unsecured notes outstanding:

	Issue date	Amount (millions)	Term	Average interest rate		Weighted average remaining term
2007 Notes	May 31, 2007	US$475	8 – 15 years	5.80%		3.8
2008 Notes	May 29, 2008	US$480, CAD$30	8 – 12 years	6.25%		4.3
UK Notes	July 31, 2008	£57	10 years	6.95	%(1)	4.8
2009 Notes	May 5, 2009	US$149 (2), £20, €10, CAD$5	5 – 10 years	8.85	%(3)	3.3
2010 Q1 Notes	March 16, 2010	US$250, CAD$50	5 – 15 years	5.47%		5.0
2010 Q4 Notes	December 2, 2010, January 4, 2011	US$170, CAD$60	5 – 15 years	5.00%		8.0
2011 Notes	November 30, 2011	US$105, CAD$30	5 – 10 years	4.49%		6.3

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.
(2)	A portion of the 2009 Notes have equal repayments, which began in 2013 with a repayment of $5 million, and extend over the remaining six years.
(3)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, initially at 9.49 percent and 9.52 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment.

Our debt capital structure includes short-term financings under our syndicated bank facility and long-term instruments through our senior unsecured notes. Financing charges in 2013 decreased compared to 2012 as the outstanding balance under our credit facility was lower. While the Company’s senior unsecured notes currently contain higher interest rates than drawings under our syndicated bank facilities held in short-term money market instruments, we believe the long-term nature and fixed interest rates inherent in the senior notes are favourable for a portion of our debt capital structure.

The interest rates on any non-hedged portion of the Company’s credit facility are subject to fluctuations in short-term money market rates as advances on the credit facility are generally made under short-term instruments. As at September 30, 2013, 12 percent (December 31, 2012 – four percent) of our long-term debt instruments were exposed to changes in short-term interest rates.

Realized gains and losses on the interest rate swaps are recorded as financing costs. For the third quarter of 2013 an expense of $3 million (2012 – $3 million) and for the nine months ended September 30, 2013 an expense of $7 million (2012 – $7 million) were recorded in financing to reflect that the floating interest rate was lower than the fixed interest rate transacted under our interest rate swaps.

Share-Based Compensation

Share-based compensation expense is related to our Stock Option Plan (the “Option Plan”), our Common Share Rights Incentive Plan (the “CSRIP”) which includes restricted options, restricted rights and share rights, our Long-Term Retention and Incentive Plan (“LTRIP”), our Deferred Share Unit Plan (the “DSU”) and our Performance Share Unit Plan (“PSU”).

PENN WEST THIRD QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 9

Share-based compensation consisted of the following:

	Three months ended September 30			Nine months ended September 30
(millions)	2013	2012	% change	2013	2012	% change
Options	$4	$7	(43)	$12	$20	(40)
Restricted Options	—	1	(100)	—	5	(100)
Restricted Rights	—	3	(100)	—	(32)	100
Share Rights	—	—	—	—	—	—
LTRIP	3	4	(25)	13	9	44
DSU	1	—	100	1	—	100
PSU	(2)	—	(100)	4	—	100

Share-based compensation	$6	$15	(60)	$30	$2	100

During the third quarter of 2013, $6 million of PSU expense was accelerated and reclassified from share-based compensation to restructuring in the Consolidated Statement of Income, related to the severance of former executives.

The share price used in the fair value calculation of the Restricted Rights, LTRIP, DSU and PSU obligations at September 30, 2013 was $11.43 (2012 – $13.99).

General and Administrative Expenses (“G&A”)

	Three months ended September 30			Nine months ended September 30
(millions, except per boe amounts)	2013	2012	% change	2013	2012	% change
Gross	$51	$61	(16)	$168	$189	(11)
Per boe	4.16	4.12	1	4.44	4.21	5
Net	40	43	(7)	126	126	—
Per boe	$3.22	$2.89	11	$3.32	$2.80	19

The decrease in G&A expense from the comparable periods is due to staff reductions in 2013. G&A on a per boe basis has increased, due to lower production volumes resulting from our 2012 dispositions.

Restructuring Expense

In the third quarter of 2013, we took additional steps to improve our cost structure by reducing our staffing levels, both at our head office and in the field. This resulted in a restructuring charge of $25 million ($2.00 per boe) which included $19 million for both office and field staff severance, excluded from G&A expense and operating costs accordingly, and $6 million in accelerated PSU payments. Since the beginning of 2013, staffing levels have been reduced by more than 25 percent.

For the first nine months of 2013, we have recorded a restructuring charge of $38 million ($1.00 per boe); with $32 million related to office and field severances and $6 million in accelerated PSU payments.

PENN WEST THIRD QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 10

Depletion, Depreciation and Accretion

	Three months ended September 30			Nine months ended September 30
(millions, except per boe amounts)	2013	2012	% change	2013	2012	% change
Depletion and depreciation (“D&D”)	$263	$309	(15)	$812	$927	(12)
D&D expense per boe	21.38	20.87	2	21.43	20.67	4
Accretion of decommissioning liability	11	11	—	33	32	3
Accretion expense per boe	$0.88	$0.73	21	$0.87	$0.71	23

The decreases in D&D expense are attributed to lower production volumes due to the dispositions closed in 2012. Our capital program is focused on light-oil development and the 2012 disposition activity resulted in an increase in the D&D rate from 2012.

Taxes

	Three months ended September 30			Nine months ended September 30
(millions)	2013	2012	% change	2013	2012	% change
Deferred tax expense (recovery)	$5	$(29)	100	$(21)	$78	(100)

In 2013, the deferred income tax recovery for the nine months ended September 30 is primarily due to unrealized risk management losses. The deferred income tax expense on a year-to-date basis in 2012 was primarily due to unrealized risk management gains and gains on property dispositions.

Foreign Exchange

	Three months ended September 30			Nine months ended September 30
(millions)	2013	2012	% change	2013	2012	% change
Unrealized foreign exchange loss (gain)	$(30)	$(58)	(48)	$63	$(54)	100

We record unrealized foreign exchange gains or losses to translate the U.S., UK and Euro denominated notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. The unrealized gain in the third quarter of 2013 was primarily due to the strengthening of the Canadian dollar relative to the US dollar, while on a year-to-date basis in 2013, the unrealized loss was due to the Canadian dollar weakening relative to the US dollar.

PENN WEST THIRD QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 11

Funds Flow and Net Income (Loss)

	Three months ended September 30			Nine months ended September 30
(millions, except per share amounts)	2013	2012	% change	2013	2012	% change
Funds flow (1) (millions)	$293	$344	(15)	$838	$953	(12)
Basic per share	0.60	0.72	(17)	1.73	2.01	(14)
Diluted per share	0.60	0.72	(17)	1.73	2.01	(14)

Net income (loss) (millions)	27	(67)	100	(110)	227	(100)
Basic per share	0.06	(0.14)	100	(0.23)	0.48	(100)
Diluted per share	$0.06	$(0.14)	100	$(0.23)	$0.48	(100)

(1)	Funds flow is a non-GAAP measure. See “Calculation of Funds Flow”.

On a quarterly basis, the decrease in funds flow was the result of monetizing $66 million in the comparable quarter in 2012 on the rearrangement of our 2013 oil collar position and the monetization of foreign exchange contracts. Net income was higher in the third quarter of 2013 due to lower unrealized risk management losses and a reduction in operating costs, which were partially offset by restructuring costs during the period related to staff reductions.

On a year-to-date basis, the decline in funds flow from the comparative period was attributed to lower production volumes resulting from asset dispositions closed in late 2012 and the monetization of crude oil collars and foreign exchange contracts in 2012. This was partially offset by higher crude oil and natural gas price realizations. The net loss in 2013 was largely due to lower revenues from lower production volumes as significant dispositions were closed in late 2012, higher disposition activity in 2012 resulting in gains on asset sales and unrealized risk management gains were recorded in the comparative period.

Capital Expenditures

	Three months ended September 30			Nine months ended September 30
(millions)	2013	2012	% change	2013	2012	% change
Land acquisition and retention	$1	$1	—	$4	$36	(89)
Drilling and completions	34	312	(89)	425	988	(57)
Facilities and well equipping	36	133	(73)	230	470	(51)
Geological and geophysical	—	—	—	9	10	(10)
Corporate	2	2	—	7	13	(46)
Capital carried by partners	(4)	(33)	(88)	(67)	(113)	(41)

Exploration and development capital (1)	69	415	(83)	608	1,404	(57)
Property dispositions, net	(14)	(10)	40	(52)	(351)	(85)

Total capital expenditures	$55	$405	(86)	$556	$1,053	(47)

(1)	Exploration and development capital includes costs related to Property, Plant and Equipment and Exploration and Evaluation activities.

We continue to concentrate our development program on our light-oil targets in the Cardium, Viking and Slave Point. Our capital expenditures have decreased from 2012 as we scaled back our programs and refocused on capital investment efficiency. Our 2013 capital program was weighted to the first half of the year as we advanced the timing of certain projects originally scheduled for the second half of 2013.

PENN WEST THIRD QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 12

Exploration and evaluation (“E&E”) capital expenditures

	Three months ended September 30			Nine months ended September 30
(millions)	2013	2012	% change	2013	2012	% change
E&E capital expenditures	$26	$58	(55)	$86	$208	(59)

During the first nine months of 2013, we had no non-cash E&E expenses (2012 – $2 million) related to land expiries.

Gain on asset dispositions

	Three months ended September 30			Nine months ended September 30
(millions)	2013	2012	% change	2013	2012	% change
Gain on asset dispositions	$5	$10	(50)	$5	$105	(95)

The gains recognized in income during both years were related to minor, non-core property dispositions.

Goodwill

(millions)	September 30, 2013	December 31, 2012
Balance, beginning and end of period	$2,020	$2,020

We recorded goodwill on our acquisitions of Petrofund Energy Trust, Canetic Resources Trust and Vault Energy Trust in prior years.

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

We are dedicated to reducing the environmental impact from our operations through our environmental programs which include resource conservation, CO2 sequestration, water management and site abandonment/reclamation. Operations are continuously monitored to minimize the environmental impact and sufficient capital is allocated to reclamation and other activities to mitigate the impact on the areas in which we operate.

Liquidity and Capital Resources

Capitalization

	September 30, 2013		December 31, 2012
(millions)%			%
Common shares issued, at market (1)	$5,578	64	$5,176	64
Bank loans and long-term notes	3,004	35	2,690	33
Working capital deficiency (2)	64	1	239	3

Total enterprise value	$8,646	100	$8,105	100

(1)	The share price at September 30, 2013 was $11.43 (December 31, 2012 – $10.80).
(2)	Excludes the current portion of risk management, long-term debt and share-based compensation liability.

PENN WEST THIRD QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 13

Dividends

	Three months ended September 30			Nine months ended September 30
(millions, except per share amounts)	2013	2012	% change	2013	2012	% change
Dividends declared	$68	$129	(47)	$329	$385	(15)
Per share	0.14	0.27	(48)	0.68	0.81	(16)

Dividends paid (1)	$131	$128	2	$390	$383	2

(1)	Includes amounts funded by the dividend reinvestment plan.

In June 2013, we announced a change in our quarterly dividend to $0.14 per share from $0.27 per share effective for our third quarter dividend.

On November 5, 2013, we declared our fourth quarter dividend of $0.14 per share to be paid on January 15, 2014 to shareholders of record on December 31, 2013. Shareholders are advised that this dividend is designated as an “eligible dividend” for Canadian income tax purposes.

Liquidity

The Company currently has an unsecured, revolving, syndicated bank facility with an aggregate borrowing limit of $3.0 billion expiring on June 30, 2016. For further details on our debt instruments, please refer to the “Financing” section of this MD&A.

We actively manage our debt portfolio and consider opportunities to reduce or diversify our debt capital structure. We consider operating and financial risks and take actions as appropriate to limit our exposure to certain risks. We maintain close relationships with our lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining our financial flexibility to capture opportunities available in the markets in addition to the continuation of our capital and dividend programs and hence the longer-term execution of our business strategies.

The Company has a number of covenants related to its syndicated bank facility and senior, unsecured notes. On September 30, 2013, the Company was in compliance with all of these financial covenants which consist of the following:

	Limit	September 30, 2013
Senior debt to EBITDA (1)	Less than 3:1	2.3
Total debt to EBITDA (1)	Less than 4:1	2.3
Senior debt to capitalization	Less than 50%	26%
Total debt to capitalization	Less than 55%	26%

(1)	EBITDA is calculated in accordance with Penn West’s lending agreements wherein unrealized risk management gains and losses and impairment provisions are excluded.

The senior, unsecured notes contain change of control provisions whereby if a change of control occurs, the Company may be required to offer to prepay the notes, which the holders have the right to refuse.

The amount of future cash dividends may vary depending on a variety of factors and conditions which can include, but are not limited to, fluctuations in commodity markets, production levels and capital investment plans. Our dividend level could change based on these and other factors and is subject to the approval of our Board of Directors.

PENN WEST THIRD QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 14

Financial Instruments

We had the following financial instruments outstanding as at September 30, 2013. Fair values are determined using external counterparty information, which is compared to observable market data. We limit our credit risk by executing counterparty risk procedures which include transacting only with institutions within our credit facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Crude oil
WTI Collars	55,000 bbls/d	Oct/13 – Dec/13	US$91.55 to $104.42/bbl	$(12)
WTI Collars	10,000 bbls/d	Jan/14 –Jun/14	US$93.20 to $101.00/bbl	—
WTI Swaps	20,000 bbls/d	Jan/14 – Jun/14	US$93.74/bbl	(13)
Oil differential contracts	5,000 bbls/d	Jul/14 – Dec/14	US$3.04/bbl LLS discount to Brent	—
Natural gas
AECO Forwards	175,000 mcf/d	Oct/13 – Dec/13	$3.43/mcf	8
AECO Forwards	90,000 mcf/d	Jan/14 – Dec/14	$3.90/mcf	11
AECO Collars	50,000 mcf/d	Jan/14 – Dec/14	$3.41 to $4.17/mcf	2
Electricity swaps
Alberta Power Pool	50 MW	Oct/13 – Dec/13	$55.20/MWh	2
Alberta Power Pool	70 MW	Jan/14 – Dec/14	$58.50/MWh	—
Alberta Power Pool	10 MW	Jan/14 – Dec/15	$58.50/MWh	(1)
Alberta Power Pool	70 MW	Jan/15 – Dec/15	$56.43/MWh	(2)
Alberta Power Pool	25 MW	Jan/16 – Dec/16	$49.90/MWh	1

Interest rate swaps	$650	Oct/13 – Jan/14	2.65%	(3)

Foreign exchange forwards on revenues
10-month initial term	US$459	Oct/13 –Dec/13	1.022 CAD/USD	(5)

Foreign exchange forwards on senior notes
3 to 15-year initial term	US$641	2014 – 2022	1.000 CAD/USD	35
Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(16)
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	(2)
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	(1)

Total				$4

Subsequent to September 30, 2013, we monetized our 5,000 boe per day position related to oil differential contracts for proceeds of $2 million.

Please refer to our website at www.pennwest.com for details on all financial instruments currently outstanding.

PENN WEST THIRD QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 15

Outlook

This outlook section is included to provide shareholders with information about our expectations as at November 5, 2013 for production and capital expenditures in 2013 and 2014 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact our capital expenditure levels and production performance for 2013 and 2014, including our non-core asset disposition program.

Our 2013 exploration and development capital expenditures budget is now anticipated to be below the previously stated $900 million. Our forecast 2013 average production has been narrowed to between 135,000 and 137,000 boe per day from 135,000 to 145,000 boe per day, excluding the effect of potential asset dispositions. Our expected 2013 exit rate is between 128,000 and 130,000 boe per day, excluding the effect of potential asset dispositions.

For 2014, we are forecasting exploration and development capital expenditures to be $900 million. Our 2014 forecast average production is between 105,000 and 110,000 boe per day including the effect of 12,500 boe per day of asset dispositions expected to close in the fourth quarter of 2013.

We have updated both our 2013 exploration and development capital budget and production targets from our initial forecast, released on January 9, 2013 with our “2013 Budget” release and filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Our exploration and development capital budget was reduced as our capital cost performance has exceeded our initial expectations which will be partially offset by incremental activity planned to increase our operating momentum into 2014. Our anticipated production range was narrowed as we approach year-end, as a result of greater visibility on our year-end results and due to the shut-in of production with marginal economic returns.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow for the 12 months subsequent to this reporting period, including risk management contracts entered to date, are based on forecasted results as discussed in the Outlook above.

	Impact on funds flow
Change of:	Change	$ millions	$/share
Price per barrel of liquids	$1.00	15	0.03
Liquids production	1,000 bbls/day	21	0.04
Price per mcf of natural gas	$0.10	3	0.01
Natural gas production	10 mmcf/day	3	0.01
Effective interest rate	1%	5	0.01
Exchange rate ($US per $CAD)	$0.01	18	0.04

PENN WEST THIRD QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 16

Contractual Obligations and Commitments

We are committed to certain payments over the next five calendar years and thereafter as follows:

(millions)	2013	2014	2015	2016	2017	Thereafter
Long-term debt	$—	$62	$258	$1,233	$250	$1,201
Transportation	7	52	68	57	52	351
Power infrastructure	7	14	14	14	14	13
Drilling rigs	6	20	17	11	6	—
Purchase obligations (1)	1	5	5	1	1	1
Interest obligations	40	156	145	114	81	143
Office lease (2)	16	59	59	58	55	407
Decommissioning liability (3)	$40	$83	$79	$75	$72	$266

(1)	These amounts represent estimated commitments of $9 million for CO2 purchases and $5 million for processing fees related to our interests in the Weyburn Unit.
(2)	The future office lease commitments above are contracted to be reduced by sublease recoveries totalling $316 million.
(3)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the properties.

Our syndicated credit facility is due for renewal on June 30, 2016. If we are not successful in renewing or replacing the facility, we could be required to obtain other facilities including term bank loans. In addition, we have an aggregate of $2.0 billion in senior notes maturing between 2014 and 2025. We continuously monitor our credit metrics and maintain positive working relationships with our lenders, investors and agents.

We are involved in various claims and litigation in the normal course of business and record provisions for claims as required.

Equity Instruments

Common shares issued:
As at September 30, 2013	488,051,680
Issued on exercise of options	420,000
Issued pursuant to dividend reinvestment plan	1,302,167

As at November 5, 2013	489,773,847

Options outstanding:
As at September 30, 2013	18,704,381
Granted	22,700
Exercised	(420,000)
Forfeited	(2,468,506)

As at November 5, 2013	15,838,575

Share Rights outstanding:
As at September 30, 2013	118,576
Forfeited	(76,666)

As at November 5, 2013	41,910

Restricted Options outstanding (1):
As at September 30, 2013	4,412,817
Forfeited	(702,410)

As at November 5, 2013	3,710,407

(1)	Each holder of a Restricted Option holds a Restricted Right and has the option to settle the Restricted Right in cash or common shares upon exercise. Refer to the “Expenses—Share-Based Compensation” section of this MD&A for further details.

PENN WEST THIRD QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 17

Internal Control over Financial Reporting (“ICOFR”)

No changes in our ICOFR were made during the quarter ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect, our ICOFR.

New Accounting Pronouncements

During the first quarter of 2013, we adopted the following standards all of which were applied retroactively except for IFRS 13 which was applied prospectively.

IFRS 10 “Consolidated Financial Statements” outlines a new methodology to determine whether to consolidate an investee. This new standard became effective on January 1, 2013. There was no impact to us on adoption of this standard.

IFRS 11 “Joint Arrangements” outlines the accounting treatment for joint arrangements, notably joint operations which will follow the proportionate consolidation method and joint ventures which will follow the equity accounting method. This new standard became effective on January 1, 2013 and applies to our interest in the Peace River Oil Partnership. We have determined that our interest in the Peace River Oil Partnership continues to be classified as a joint operation under the new standard; thus we continue to record our interest in the assets, liabilities, revenues and expenses of the Partnership.

IFRS 12 “Disclosure of Interests in Other Entities” outlines disclosure requirements for interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. These disclosure requirements became effective on January 1, 2013. There was no impact to us on adoption of this standard.

IFRS 13 “Fair Value Measurement” defines fair value, provides guidance on measuring fair value and outlines disclosure requirements for fair value measurement. This standard applies when another IFRS standard requires fair value measurements or disclosures, with some exceptions including IFRS 2 “Share based payments” and IAS 17 “Leases”. This new standard became effective on January 1, 2013. There was no impact to us upon adoption of this standard.

IFRS 7 “Financial Instruments – Disclosures” was amended, effective January 1, 2013, outlining new disclosure requirements when offsetting financial assets and liabilities. We complied with the additional disclosure requirements during the period.

Future Accounting Pronouncements

In May 2011, the International Accounting Standards Board issued IFRS 9 “Financial Instruments” which outlines a new methodology for the recognition and measurement requirements for financial instruments. This new standard will eventually replace IAS 39 “Financial Instruments: Recognition and Measurement”. This standard is still in development and no effective date has been set; therefore, we cannot assess the impact of this standard at this time.

Off-Balance-Sheet Financing

We have off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

PENN WEST THIRD QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 18

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: under “Business Strategy”, the elements of our long-term plan, including our intention to de-lever the balance sheet, continue operational and cost control improvements and focus on light-oil development integrated with waterflood programs concentrated in our Cardium, Slave Point and Viking plays, our belief that our long-term plan is the best current strategy to maximize shareholder value, the aim of our long-term plan to deliver to shareholders compound annual growth in oil production and funds flow subsequent to a de-levering period and also provides shareholders a return through a sustainable dividend, our plan to complete $1.5 to $2 billion of non-core asset sales to reset our balance sheet, after which time the Company will target sustainability ratios of approximately 110 percent, and our expectation that approximately $485 million of asset dispositions will close during the fourth quarter of 2013; under “Capital Expenditures”, our intention to continue to concentrate our development program on our light-oil targets in the Cardium, Viking and Slave Point; under “Environmental and Climate Change”, the environmental risks and hazards we face, the potential impact that compliance with environmental legislation could have on us, and our intention to reduce our environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which we operate; under “Liquidity and Capital Resources”, the ability of our debt and risk management programs to increase the likelihood that we can maintain our financial flexibility to capture opportunities available in the markets in addition to the continuation of our capital and dividend programs and the longer-term execution of our business strategies, and all matters relating to our dividend policy, including the factors that may affect the amount of dividends that we pay in the future (if any); under “Outlook”, our forecast 2013 and 2014 exploration and development capital expenditure levels, our forecast 2013 and 2014 average daily production levels, our expected 2013 average daily production exit rate, and our expectation regarding the nature and timing of fourth quarter asset dispositions; and certain disclosures contained under the heading “Sensitivity Analysis” relating to our estimated sensitivities to certain key assumptions on our future funds flow.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: the terms and timing of asset sales completed under our ongoing program to sell between $1.5 billion and $2.0 billion of non-core assets, including the asset sales anticipated to close in the fourth quarter of 2013; our ability to execute or long-term plan as described herein and the impact that the successful execution of such plan will have on our Company and our shareholders; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; the amount of future cash dividends that we intend to pay and the level of participation in our dividend reinvestment plan; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our credit facility and our ability to finance the repayment of our senior unsecured notes on maturity; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the headings “Outlook” and “Sensitivity Analysis”.

PENN WEST THIRD QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 19

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we are unable to execute some or all of our ongoing non-core asset disposition program on favourable terms or at all, including the dispositions discussed herein that are scheduled to close in the fourth quarter of 2013, whether due to the failure to receive requisite regulatory approvals or satisfy applicable closing conditions or for other reasons that we cannot anticipate; the possibility that we will not be able to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plan do not materialize; the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic and political conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas, price differentials for crude oil produced in Canada as compared to other markets, and transportation restrictions; royalties payable in respect of our oil and natural gas production and changes to government royalty frameworks; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including wild fires and flooding; failure to obtain regulatory, industry partner and other third-party consents and approvals when required, including for acquisitions, dispositions and mergers; failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships; changes in tax and other laws that affect us and our securityholders; the potential failure of counterparties to honour their contractual obligations; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West including Penn West’s Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

PENN WEST THIRD QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 20